RAISING THE BAR



2002 ANNUAL REPORT

Synovis Life Technologies, Inc.

Providing Products for the Surgical and Interventional Treatment of Disease

Corporate Profile

Synovis Life Technologies, Inc., (Nasdaq: SYNO) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market medical devices for the surgical and interventional treatment of disease.

The surgical business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools that reduce risks of critical surgeries, leading to better patient outcomes and lower costs.

The interventional business provides services in concept development, engineering, rapid prototyping and manufacturing of complex micro-wire forms and polymers used in interventional devices for cardiac rhythm management, neurostimulation and vascular procedures. In March 2002, the interventional business acquired a polymer and computer numeric control (CNC) machining business to broaden its manufacturing capabilities.

What's in a Name?

Over the last five years, we transformed our company into a diversified organization with technological depth and clearly defined market opportunities. On May 1, 2002, we changed our name to Synovis Life Technologies, Inc., from Bio-Vascular, Inc., to reflect these changes and the limitless growth potential we see ahead. The Synovis name incorporates three key characteristics:

- The synergies of our business and our people;
- Our collective drive for continuous innovation;
- The vision to move beyond any self-imposed boundaries that restrain potential.

Our day-to-day operations are guided by our desire to deliver value and our belief that the best answer is to simply do the right thing. Under this new name, **Synovis**, we plan to continuously **Raise the Bar**, building internal excellence as we work to achieve new growth objectives.

We are focusing our energy, resources and talent on four powerful technologies and capabilities where we can clearly add value to the medical community we serve.

Interventional Business

The interventional business is growing faster than the large, rapidly expanding market sectors it serves—the cardiac rhythm management, neurostimulation and vascular markets. The March 2002 acquisition of a polymer and CNC machining business vertically integrated its technology profile.

Coupler

The Microvascular Anastomotic Coupler (the Coupler), connects extremely small blood vessels faster, easier and without sutures, and is used by microsurgeons across several specialties. Each year, an estimated 125,000 applicable reconstructive surgeries are performed in the United States alone. This platform technology has significant potential in the sizable cardiac and vascular markets.

Peri-Strips®

Peri-Strips®, our patented tissue buttressing product is used increasingly in gastric bypass surgery, a treatment for morbid obesity. In fiscal 2002, Peri-Strips was our top-selling surgical product, generating $7.2 million in revenue. Gastric bypass is a fast-growing surgical procedure in the United States.

Veritas®

Veritas®, a remarkable, remodelable biomaterial, which we developed and patented, is being marketed as an implantable material for urogynecological surgeries that correct pelvic and bladder conditions common among post-menopausal women.

NET REVENUES
(in millions)


$12.2
$19.1
$22.1
$28.5
$40.0
1998
1999
2000
2001
2002

NET CASH BALANCES
(in millions)


$4.4
$5.6
$5.5
$7.1
$7.9
1998
1999
2000
2001
2002

OPERATING INCOME (LOSS)
(in millions)


($1.4)
($.8)
$.9
$2.6
$4.6
1998
1999
2000
2001
2002

EARNINGS (LOSS) PER DILUTED SHARE


($.05)
($.06)
$.07
$.19
$.31
1998
1999
2000
2001
2002

SUMMARY STATEMENTS OF OPERATIONS DATA

(in thousands, except per share data)

For the fiscal years ended October 31,	2002	2001	2000	1999	1998
Net revenue	$ 39,962	$ 28,535	$ 22,098	$ 19,055	$ 12,162
Gross margin	19,004	13,975	11,209	9,461	6,795
Operating income (loss)	4,550	2,626	879	(794)	(1,415)
Net income (loss)	3,041	1,755	589	(520)	(483)
Earnings (loss) per share:					
Basic	0.32	0.19	0.07	(0.06)	(0.05)
Diluted	0.31	0.19	0.07	(0.06)	(0.05)
Weighted average shares outstanding:					
Basic	9,435	9,037	8,907	9,026	9,228
Diluted	9,849	9,364	9,041	9,026	9,228

The above information includes the Company's acquisition of Synovis Interventional Solutions, Inc. in July 1998, Synovis Micro Companies Alliance, Inc. in July 2001 and Synovis Precision Engineering in March 2002.

SUMMARY BALANCE SHEET DATA

(in thousands)

As of October 31,	2002	2001	2000	1999	1998
Working capital	$ 15,187	$ 12,913	$ 10,943	$ 9,400	$ 11,386
Total assets	36,613	28,908	24,803	24,070	25,982
Long-term debt obligations	322	210	392	686	1,055
Shareholders' equity	30,298	25,119	21,622	20,784	22,430

Letter to Shareholders



In May 2002, we changed our name to Synovis Life Technologies, capturing the dynamic attributes of our people, our growing company and the expanding opportunities we have created. In late fiscal 1997, our company defined a new vision of the future and developed strategies to bring the vision to reality. We wanted to build a business that would provide a platform for continuing revenue and earnings growth well into the future and an environment where everyone could take pride in their work. And as our vision took shape, we outgrew the name Bio-Vascular. Synovis Life Technologies better represents our current and future company.

Exceeding Expectations

We are proud of our record of 21 uninterrupted comparative quarters of revenue growth. In the fiscal year ended October 31, 2002, we exceeded our own high expectations for revenue and earnings growth. Revenue increased 40 percent, reaching $40 million! We successfully leveraged our operations, turning our revenue gains into a 65 percent rise in earnings per share.

Both our surgical device and interventional business segments turned in strong performances. The surgical device business revenue grew 24 percent to $19.6 million and provided $2.4 million in operating income. Revenue from our interventional business grew 60 percent to

$20.4 million and contributed operating income of $2.2 million.

In addition, our business generated net cash flow of $776,000. Strong cash flows such as this provide us with the basis to self-fund substantial growth.

Focused on Opportunities

I want to update you on the four exciting market opportunities we have underway. In each case, we are directing our proprietary technologies and products toward large, well-defined medical markets.

We expected Peri-Strips, used as a buttress in gastric bypass surgery, to drive 2002 growth in the surgical business, and it did! Peri-Strips revenue increased 37 percent to $7.2 million. Surgeons' growing recognition of the clinical benefits of using Peri-Strips in gastric bypass surgery is building the demand and momentum for this product. This surgical treatment for morbid (extreme) obesity is a market with significant current and ongoing potential. Morbid obesity is considered epidemic in the United States, with an estimated 10 million Americans fitting the definition. This epidemic is increasing, as are the costs of related health conditions, such as heart disease and diabetes. A professional association for the bariatric (obesity) surgical specialty estimated that 63,000 gastric bypass procedures would be performed in 2002, and the number will jump to 110,000 by 2004.

We formally introduced our remodelable biomaterial, Veritas Collagen Matrix, at the American Urological Association annual meeting in May 2002. Veritas has been approved in the United States and Canada for use as a sling for the surgical treatment of stress urinary incontinence, and as a material for pelvic floor reconstruction and organ prolapse—all conditions primarily affecting post-menopausal women. These are highly competitive, but very attractive markets. Veritas, a unique and patented technology, has the beneficial clinical advantages of biocompatibility and strength. As Veritas usage grows, clinical data supporting its efficacy are increasingly available and will provide support as we build a solid base of surgeon customers over the next few years.

The Coupler, our anastomotic device that joins extremely small blood vessels together without using sutures, is the center of considerable excitement and attention at Synovis. We have been



identifying and securing distributors for the reconstructive surgery market, while advancing the Coupler's technology. In October, we filed a U.S. patent on anastomotic devices which incorporate the ability to detect and measure blood flow and other vital medical parameters in the joined vessels. This critical capability to assess the successful connection of joined vessels will make the Coupler extremely attractive in its current micro-surgery applications and future applications in the cardiac and vascular fields.

We look forward to another year of outstanding performance from our interventional business. In March 2002, we acquired a business with polymer and CNC machining capabilities to increase our already strong ability to gain new business and take market share. Our Technology Development Center (TDC) continues to attract new business by providing innovative development, engineering, and prototyping services for our customers. The highly talented TDC team is also creating a portfolio of our own proprietary and patented devices that will complement our customers' products. The Puerto Rican facility, announced in October 2002, will increase opportunities through its strategic proximity to device companies located there.

Toward Another Growth Year

In fiscal 2003, we plan to invest significantly in growth-mandated infrastructure across both business segments. We will invest in capital equipment to expand production scale and scope. And we may increase research and development expenditures by as much as 75 percent in fiscal 2003. These investments will fully prepare us to capture immediate and long-term opportunities.

We expect fiscal 2003 to be another excellent year, with consolidated revenue of $50 million to $55 million and earnings per share increasing to a range of $.38 to $.41. Each day, we are raising our own bar, challenging ourselves to attain new levels of growth and excellence.

Sincerely,

Karen Gilles Larson

Karen Gilles Larson
President and Chief Executive Officer


INNOVATION
SYNERGY
VALUE
VISION

This company's leaders are unique individuals, charged with different responsibilities while sharing key values. They are all people of integrity, unfailing in their drive to reach goals and honor commitments. I am privileged to work with each of them. On the following pages, several key managers will tell you how they and their teams are raising the bar to continuously elevate our performance.



SYNERGY

CONNIE L. MAGNUSON

CHIEF FINANCIAL OFFICER, SYNOVIS LIFE TECHNOLOGIES

Connie is responsible for the financial systems, policies and procedures of the corporation.

Comment from Karen:

Connie is an exceptional CFO. She has depth in technical knowledge, well-developed business judgment and an ability to mentor a strong financial team. She understands the nuances of both financial statements and people.

What synergies do you see across the company's businesses?

We purchased the interventional business in 1998 for $5.3 million, primarily to strengthen our business through diversification. Over time, new synergies have evolved, the result of the cross-pollination of expertise and shared resources among our businesses. With the more recent acquisitions of the microsurgery product line and the polymer and CNC machining capabilities within the interventional group, our expanding technology platform provides a broader base of expertise to draw upon. The individual capabilities of people throughout the company are coming together to address new projects; silos don't exist.

How do you plan for the future at Synovis?

We are making companywide investments for future growth, guided by a dynamic planning process. Our decisions are focused on the future while grounded in today; they are strategic and unhampered by bureaucracy.

How have you been able to finance the growth of the past year? What about the coming year?

Cash flow! We are in an enviable position to finance our own growth internally, with $7.9 million in cash at the 2002 year-end and $776,000 in net cash flow for the fiscal year. In fiscal 2002, we generated the cash flow necessary to finance the working capital to support a high-growth business, our acquisition of the polymer and CNC machining business and significant capital expenditures across all of our businesses.

What growth potential do you see for Synovis?

This is a time of unlimited potential for our company. We don't see barriers within our organization or ourselves. Over the past five years, we have invested in the businesses to build our future—in the form of research and development, capital expenditures and targeted acquisitions. These investments are paying off now and will propel continuing profitable growth in the future.



INNOVATION

MICHAEL K. CAMPBELL

PRESIDENT, SYNOVIS MICRO COMPANIES ALLIANCE, INC. (MCA)

Mike is responsible for the microsurgery business and the marketing of its primary product, the Coupler, to microsurgeons in several medical specialties, in the United States and international markets.

Comment from Karen

Mike possesses an entrepreneurial spirit, finely honed sales and marketing skills and rock-solid character. He negotiates the fine line between good business judgment and risk-taking, ever mindful of how his decisions affect others.

QUESTION

Why did you sell Micro Companies Alliance to Synovis in 2001?

ANSWER

The Coupler uses innovative technology and is a strong product, but we needed financial and marketing support to take it to the next level. Synovis and its resources have enabled us to obtain CE mark approval in Europe, establish international distribution, participate in United States and international micro-surgery conferences, launch an educational Web site and create an infrastructure to support growth.

QUESTION

What do surgeons think of the Coupler?

ANSWER

Surgeons who use the Coupler have great faith in it as they have recognized its reliability and speed in a critical surgical step. While we have significant clinical data on the Coupler, we're seeing an acceleration in clinical papers published on the Coupler and surgical demonstrations involving the product at microsurgery conferences as the message has spread within the close-knit microsurgical community. These surgeons are always talking and educating each other, and the Coupler is becoming a frequent part of their discussions.

QUESTION

What niche does Synovis MCA address?

ANSWER

Our objective is to be the microsurgeon's most trusted resource. We're building relationships with key surgeons in our specialty through consistent quality service and innovative products. Because of our focus on the microsurgery market, we are in a unique position to build awareness of current technologies and identify microsurgeons' needs that we can fulfill with Synovis-developed or distributed products. Microsurgeons are expressing strong interest in our current products and are collaborating on product development ideas.



FARIBORZ BOOR BOOR

PRESIDENT AND CHIEF OPERATING OFFICER,

SYNOVIS INTERVENTIONAL SOLUTIONS, INC.

Fariborz oversees the interventional business, which include the micro-wire and polymer businesses.

Comment from Karen:

Fariborz is a born leader. He has the ability to motivate and grow people, along with the values and integrity that inspire them to pursue challenging objectives. He has a clear vision of the future and the capacity to bring that vision to reality.

QUESTION

How does the working environment in the interventional business support growth?

We have assembled a group of dedicated, enthusiastic and entrepreneurial-minded people who are committed to getting the job done and getting it done well by going the extra mile. We look for and find opportunities. When we see an opportunity, our people ask, "How can this be done?" not "Is it possible?" We are success-oriented and settle for nothing less.

QUESTION

How are you managing the rapid growth in the interventional business?

A clear vision and the ability to invest in our long-term plans are the key factors driving our growth. We have a dynamic long-term strategic plan—our road map to success—that identifies opportunities in various markets, technologies and customers. Our biggest challenge is managing growth while balancing stakeholders' needs. This year's results are the outcome of investments made in 2000 and 2001 as we invest for growth we anticipate a year or two out. Recent investments, including a planned new manufacturing facility in Puerto Rico in 2003, are vital for growth in the years to come. We are taking steps to ensure that we will continue to grow at a fast pace.

QUESTION

Why do customers turn to the interventional business at Synovis?

Our customers are looking for delivery when promised, at a high-quality level and competitive price. We help customers' purchasing and supplier development groups by serving them as a low-maintenance, high-performance supplier. As a result, customers keep coming back to us with bigger, more sophisticated projects. We built our name and reputation for excellence on performance.

VALUE



DAVID A. BUCHÉ

VICE PRESIDENT OF MARKETING AND SALES, SYNOVIS SURGICAL INNOVATIONS

David is responsible for marketing and sales of Peri-Strips® and Veritas®, along with a wide range of other implantable biomaterial products and surgical productivity tools of this surgical device business.

Comment from Karen:

David is never content with the status quo; he pursues an objective tenaciously. He has the ability to transfer his strong analytical and creative skills to his team. Their commitment to his leadership makes our company a great partner with our independent sales force and a formidable competitor in the marketplace.

How would you describe the company's relationship with surgeons?

ANSWER

We foster collaborative relationships with surgeons, important partners in accumulating the clinical experience needed to confirm the effectiveness of our new and established products. Surgeons tell us they respect the quality of our products and the integrity of our people. Together, we share an ongoing desire to find ways our products can add value by reducing surgical complications and improving patient outcomes.

What is it like to work at Synovis?

ANSWER

We expect to accomplish a lot, and we do it in an engaging and energizing work environment. We value the people who work with us, and we look for opportunities to develop personally and professionally within a dynamic and growing organization. Collectively, we work together to accomplish goals and succeed as a team. Here, people can grow within the company, not outgrow the company.

What role do distributors play in the sales and marketing organization?

ANSWER

At Synovis, we view our distributors as partners and an essential element of a successful long-term business model. Our distributors are a seamless part of our organization, providing expertise and relationships in the market. They are in a position to effectively assess the pulse of the market. We welcome their feedback, which becomes an integral part of product and market development.

What makes you so optimistic about your growth prospects?

ANSWER

The opportunities almost seem unlimited. My optimism is based on an exciting pipeline of specific applications of our technologies and new product developments that can provide unlimited growth potential.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Forward-Looking Statements: *Certain statements contained in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements can be identified by words such as "should", "may", "will", "expect", "believe", "anticipate", "estimate", "continue" or other similar expressions. All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission, such as the year-end Annual Report on Form 10-K.*

OVERVIEW

Synovis Life Technologies, Inc. (Synovis or the Company) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market products for the surgical and interventional treatment of disease. Its business is conducted in two reportable segments, the surgical device business and the interventional business, with segmentation based upon similarities of the underlying business operations, products and markets of each.

The surgical device business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools that reduce risks of critical surgeries, lead to better patient outcomes and lower costs. The interventional business provides the services of concept development, engineering, rapid prototyping and manufacturing of complex micro-wire forms and polymer components used in many interventional devices in the cardiac rhythm management, neurostimulation and vascular markets.

The following tables summarize the Company's consolidated operating results for the years ended October 31, 2002, 2001 and 2000.

Summary of Operating Results (in thousands of dollars)	2002	2001	2000
Net revenue	$ 39,962	$ 28,535	$ 22,098
Cost of revenue	20,958	14,560	10,889
Gross margin	19,004	13,975	11,209
Selling, general and administrative	12,182	9,711	8,224
Research and development	2,272	1,638	2,106
Operating expenses	14,454	11,349	10,330
Operating income	$ 4,550	$ 2,626	$ 879

Summary of Operating Results (as a percent of net revenue)	2002	2001	2000
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	52.4	51.0	49.3
Gross margin	47.6	49.0	50.7
Selling, general and administrative	30.5	34.1	37.2
Research and development	5.7	5.7	9.5
Operating expenses	36.2	39.8	46.7
Operating income	11.4%	9.2%	4.0%

The Company continued to advance its growth strategy by identifying new opportunities to grow through expansion of markets for its current products, research and development activities, as well as acquisition, licensing and distribution. The following fiscal 2002 highlights reflect the results of this growth strategy.

- Net revenue increased 40% to $40.0 million
- Interventional business revenue grew 60% to $20.4 million
- Surgical device business revenue grew 24% to $19.6 million
- Operating income increased 73% to $4.6 million; operating margin of 11.4%
- Net income of $3.0 million or 31 cents per diluted share; up from 19 cents and 7 cents per diluted share in fiscal 2001 and 2000, respectively.

In fiscal 2003, the Company plans significant investment in multiple projects, infrastructure and initiatives that will propel future growth and support our core technologies and capabilities underlying recent growth.

OPERATING RESULTS – 2002

Summary of 2002 Results: Net revenue increased 40% in fiscal 2002 to $39,962,000 from $28,535,000 in fiscal 2001. Operating income increased 73% to $4,550,000 in fiscal 2002 from $2,626,000 in the prior year. Net income for fiscal 2002 increased to $3,041,000, or 31 cents per diluted share, from $1,755,000, or 19 cents per share, during fiscal 2001.

The surgical device business net revenue increased 24% to $19,546,000 in fiscal 2002 from $15,737,000 in fiscal 2001. Revenue increases occurred across all surgical device product groups during fiscal 2002. Peri-Strips accounted for 52% of the revenue growth in this segment, with a worldwide growth rate of 37% in fiscal 2002. Peri-Strips are used to reduce risks and improve patient outcomes in surgical procedures, notably gastric bypass surgery, a surgical treatment for morbid obesity which is considered epidemic in the United States. This product's growth potential comes from its value in reducing the risk of life-threatening complications from gastric bypass surgery and from the growing number of these procedures. The projected number of gastric bypass procedures in the United States is approximately 63,000 in 2002, 80,000 in 2003 and 110,000 by 2004, as estimated by the American Society of Bariatric Surgery.

The microsurgery product line of the surgical device business represented 22% of this segment's fiscal 2002 growth, with net revenue of $1,062,000 in fiscal 2002. This product line was acquired in July 2001. Total product sales from the date of acquisition through the end of fiscal 2001 were $232,000. The primary product sold to the microsurgeon is the Microvascular Anastomotic Coupler (the Coupler), a device used to connect extremely small arteries or veins, without sutures, quickly, easily and with consistently excellent results. The Coupler is a platform technology which the Company is currently leveraging. The Company has filed a patent to incorporate technology to detect blood flow and other critical parameters in an anastomotic device, with the ultimate objective of entering the large cardiac and vascular surgery markets.

The interventional business net revenue increased 60% to $20,416,000 in fiscal 2002 from $12,798,000 in fiscal 2001, expanding upon its fiscal 2001 growth rate of 46%. This business also generated revenue growth in every product category over the same period of fiscal 2001. The interventional business added polymer and computer numeric control (CNC) machining capabilities through an acquisition in March 2002. These capabilities expanded the scope of offerings to our interventional customers, resulting in net revenue of $1,123,000 in fiscal 2002. Excluding this incremental revenue, the fiscal 2002 growth rate of the base interventional business was 51%, driven by market share gains coupled with growth in the markets served. Also included in revenue are milestone payments totaling $415,000 and $380,000 in fiscal 2002 and 2001, respectively, for work performed under an agreement to develop and prototype an embolic distal protection device designed and patented by Metamorphic Surgical Devices, LLC, an unrelated company.

The gross margin decreased one percentage point from 49% in fiscal 2001 to 48% during fiscal 2002. This decrease is primarily attributable to a higher proportion of interventional business revenue included in our 2002 results. Fiscal 2002 gross margin increased two percentage points to 63% in the surgical device business, and decreased one percentage point to 33% in the interventional business. Factors which affect the gross margin include the relative revenue of each business unit, product mix, volume and other production activities. The gross margins may fluctuate period to period based on variations in these factors.

Selling, general and administrative (SG&A) expense during fiscal 2002 increased 25% to $12,182,000 from $9,711,000 in fiscal 2001. SG&A expense, however, declined by four points as a percentage of net revenue, from 34% in fiscal 2001 to 30% in fiscal 2002. Effectively targeting SG&A spending increases in a period of significantly higher levels of revenue growth resulted in this decrease.

Research and development (R&D) expense during fiscal 2002 was $2,272,000, an increase of 39%, from expense of $1,638,000 in 2001. R&D expense remained constant as 5.7 percent of net revenue in fiscal 2002 and 2001. In both business units, R&D expense is expected to increase in absolute dollars and as a percentage of revenues in fiscal 2003, and will fluctuate from period to period based on the timing, nature and progress of projects, combined with the involvement of external parties for various studies. This forward-looking statement will be influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs, timing and nature of those costs for each project.

Operating income for fiscal 2002 was $4,550,000, a 73% increase, from $2,626,000 during fiscal 2001. Operating income in the surgical device business increased 44% to $2,387,000 in fiscal 2002 from $1,653,000 in fiscal 2001. Interventional business operating income increased 122% to $2,163,000 in fiscal 2002 from $973,000 in fiscal 2001. The growth in operating income was driven by increased revenues and effective expense management, offset by increased investment spending for R&D and the implementation of appropriate first phase infrastructures to support the sales growth of our microsurgery product line and the polymer and CNC machining capabilities.

The provision for income taxes was $1,544,000 in fiscal 2002, at an effective tax rate of 34%, as compared to $1,028,000, at an effective tax rate of 37% in fiscal 2001. The decrease in the effective tax rate in fiscal 2002 is primarily due to the decreased impact of nondeductible goodwill. As of October 31, 2002, the Company has recorded $388,000 in net current deferred tax assets and $160,000 in other net long-term deferred tax liabilities. The Company expects to fully apply its net deferred tax assets against future taxable income.

OPERATING RESULTS - 2001

Summary of 2001 Results: Net revenue increased 29% during fiscal 2001 to $28,535,000 from net revenue of $22,098,000 in fiscal 2000. Net income increased more than $1,100,000 during fiscal 2001 to $1,755,000, or 19 cents per diluted share, from net income of $589,000, or seven cents per diluted share, in fiscal 2000. Cash flows from operating activities increased $2,598,000, or 249%, to $3,640,000 in fiscal 2001 from operating cash flows of $1,042,000 generated in the prior year.

The surgical device business net revenue increased 18% to $15,737,000 in fiscal 2001 from net revenue of $13,345,000 in fiscal 2000. Fiscal 2001 includes revenue of $232,000 since the acquisition of the microsurgery product line in July 2001. The surgical business experienced revenue increases across all product groups in fiscal 2001. Worldwide revenue from Peri-Strips increased 50%, driven by a 66% increase in domestic Peri-Strips sales during the year.

The interventional business net revenue increased 46% to $12,798,000 in fiscal 2001 from $8,753,000 in fiscal 2000. The increase in the interventional business revenue during fiscal 2001 is primarily due to increased sales orders from new and existing customers in addition to revenues generated from the business' design and engineering services.

The gross margin decreased two percentage points to 49% during fiscal 2001 from 51% in fiscal 2000. This decrease reflects business unit margin results and revenue mix. The interventional business, which operates at a lower gross margin percentage than the surgical device business, generated a higher portion of consolidated 2001 revenue. Fiscal 2001 gross margin increased three percentage points to 34% in the interventional business, and decreased two percentage points to 61% in the surgical device business.

SG&A expense during fiscal 2001 increased 18% to $9,711,000 from $8,224,000 in fiscal 2000. SG&A expense, however, declined three points as a percentage of net revenue, from 37% in fiscal 2000 to 34% in fiscal 2001, as a result of controlled increases in SG&A spending in a period of greater revenue gains.

R&D expense for fiscal 2001 was $1,638,000, a decrease of 22%, from the fiscal 2000 expense of $2,106,000. The surgical device business R&D expense decreased 42% in fiscal 2001 as a result of significant expenses incurred in the prior year for studies related to the new Veritas remodelable biomaterial product, combined with the transition to a smaller, more focused R&D staff in 2001. Offsetting this decrease, interventional business R&D expense increased 39% to $705,000 during fiscal 2001, mainly due to the segment's expanded investment in engineering and development personnel for its Technology Development Center.

Operating income for fiscal 2001 was $2,626,000, an increase of $1,747,000, or 199%, from $879,000 in fiscal 2000. Operating income in the surgical device business increased 135% to $1,653,000 in fiscal 2001 from $702,000 in fiscal 2000. Interventional business operating income increased 450% to $973,000 in fiscal 2001 from $177,000 in fiscal 2000.

The provision for income taxes was $1,028,000 in fiscal 2001, at an effective tax rate of 37%, as compared to $452,000, at an effective tax rate of 43% in fiscal 2000. The decrease in the effective tax rate in fiscal 2001 is primarily due to the decreased impact of nondeductible goodwill, combined with a tax benefit generated from the Company's activation of its foreign sales corporation in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $7,866,000 at October 31, 2002 as compared to $7,090,000 at October 31, 2001, an increase of $776,000. The Company primarily funds the operations and investments in its businesses utilizing internally generated cash flow and existing cash balances. The increase in cash during fiscal 2002 is primarily due to income generated by both business segments and the proceeds from stock based compensation plans, offset by cash used for working capital, capital expenditures and the polymer and CNC machining business acquisition within the interventional business segment. The Company had long-term debt obligations (including current portions) of $684,000 as of October 31, 2002, requiring payments through 2005.

Operating activities provided cash of $3,349,000 in fiscal 2002, as compared to $3,640,000 in fiscal 2001. Cash was provided by operations during fiscal 2002 through the combination of net income and non-cash expenses, partially offset by a net increase in working capital primarily used for accounts receivable and inventories to support high growth levels in both businesses.

Investing activities used $3,082,000 of cash during fiscal 2002 compared to $1,861,000 in fiscal 2001, an increase of $1,221,000. Increased capital expenditures in 2002 of $888,000 were the most significant component of the year-to-year change, and largely reflect expenditures for building improvements and equipment acquisitions tied to our polymer capabilities. Investments have been made in 2002 across each of the businesses for manufacturing equipment to support automation and growth initiatives. Investing activities in each year included an acquisition: the microsurgery products acquired in 2001 within the surgical device business and the polymer and CNC machining business acquired in 2002 by the interventional business.

Financing activities provided $509,000 of cash during fiscal 2002, compared to using cash of $169,000 in 2001. The proceeds of $817,000 received in fiscal 2002 upon the exercise of stock options under the Company's stock based compensation plans increased $515,000 over fiscal 2001.

The Company believes existing cash and cash equivalents, coupled with anticipated cash flow from operations will be sufficient to satisfy its operating cash requirements for the next 12 months. During fiscal 2003, the Company expects to open a leased manufacturing facility in Puerto Rico that will expand the capacity of the interventional business. The investment in the Puerto Rico facility is expected to be financed through a combination of Puerto Rican incentives for job creation and facility improvements, with the remainder to be provided by the Company's cash and cash flow. These forward-looking statements, as well as the Company's long-term cash requirements, will be a function of a number of variables, including research and development priorities, acquisition opportunities and the growth and profitability of the business.

The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

INFLATION

The Company believes inflation has not had a material effect on its operations or financial condition.

FOREIGN CURRENCY TRANSACTIONS

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. Fluctuations in currency exchange rates in other countries may therefore reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal financial instruments the Company maintains are in accounts receivable and long-term debt obligations. The Company believes that the interest rate, credit and market risk related to these accounts is not significant. The Company manages the risk associated with these accounts through periodic reviews of the carrying value for non-collectibility of assets and establishment of appropriate allowances in connection with the Company's internal controls and policies.

NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

In September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying cost or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company will adopt SFAS No. 144 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. The Company will adopt SFAS 145 in fiscal 2003, and has determined it will not impact the Company's financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS 146 on January 1, 2003, and has determined it will not impact the Company's financial position or results of operations.

CRITICAL ACCOUNTING POLICES

Goodwill: In accordance with SFAS No. 142, goodwill is no longer amortized, but is reviewed annually for impairment. Please see Note 3 for additional goodwill information.

Other Intangible Assets: The Company's other intangible assets, primarily developed technology, patents, trademarks, and non-compete agreements pertaining to previous business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Please see Note 3 for additional intangible asset information.

Revenue Recognition: The Company's policy is to ship products to customers on FOB shipping point terms. The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected. All amounts billed to customers in a sales transaction related to shipping and handling are classified as net revenue. The Company's sales policy does not allow sales returns.

Derivative Instruments and Hedging Activities: The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

For the fiscal years ended October 31,	2002	2001	2000
Net revenue	$ 39,962	$ 28,535	$ 22,098
Cost of revenue	20,958	14,560	10,889
Gross margin	19,004	13,975	11,209
Operating expenses:			
Selling, general and administrative	12,182	9,711	8,224
Research and development	2,272	1,638	2,106
Operating income	4,550	2,626	879
Other income, net, primarily interest	35	157	162
Income before provision for income taxes	4,585	2,783	1,041
Provision for income taxes	1,544	1,028	452
Net income	$ 3,041	$ 1,755	$ 589
Basic earnings per share	$ 0.32	$ 0.19	$ 0.07
Diluted earnings per share	$ 0.31	$ 0.19	$ 0.07

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

As of October 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,866	$ 7,090
Accounts receivable, net	4,815	3,835
Inventories	7,368	4,898
Deferred income taxes	388	223
Other	583	446
Total current assets	21,020	16,492
Equipment and leasehold improvements, net	8,408	4,994
Goodwill	4,813	4,790
Other intangible assets, net	2,314	2,411
Deferred income taxes and other	58	221
Total assets	$ 36,613	$ 28,908
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,529	$ 1,387
Accrued expenses	2,942	2,010
Current maturities of long-term obligations	362	182
Total current liabilities	5,833	3,579
Capital lease obligations	219	–
Deferred income taxes	160	–
Other liabilities	103	210
Total liabilities	6,315	3,789
Commitments (Note 7)		
Shareholders' equity:		
Preferred stock: authorized 5,000,000 shares of $0.01 par value; none issued or outstanding as of October 31, 2002 and 2001	–	–
Common stock: authorized 20,000,000 shares of $0.01 par value; issued and outstanding, 9,586,222 and 9,246,170 as of October 31, 2002 and 2001, respectively	96	92
Additional paid-in capital	31,190	29,163
Unearned compensation	(7)	(114)
Accumulated deficit	(981)	(4,022)
Total shareholders' equity	30,298	25,119
Total liabilities and shareholders' equity	$ 36,613	$ 28,908

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock		Additional	Unearned	Accumulated	
	Shares	Par Value	Paid-In Capital	Compensation	Deficit	Total
Balance as of October 31, 1999	8,960,633	$ 90	$ 27,661	$ (601)	$ (6,366)	$ 20,784
Stock option activity, including tax benefit	26,419	–	52	–	–	52
Employee Stock Purchase Plan activity	26,331	1	59	–	–	60
Employee restricted stock activity	(40,322)	(1)	(180)	265	–	84
Non-employee restricted stock activity	2,000	–	4	49	–	53
Net and comprehensive income	–	–	–	–	589	589
Balance as of October 31, 2000	8,975,061	90	27,596	(287)	(5,777)	21,622
Stock option activity, including tax benefit	72,048	–	318	–	–	318
Employee Stock Purchase Plan activity	32,204	–	131	–	–	131
Employee restricted stock activity	(14,962)	–	(81)	173	–	92
Stock issued in conjunction with the acquisition of Synovis MCA	181,819	2	1,199	–	–	1,201
Net and comprehensive income	–	–	–	–	1,755	1,755
Balance as of October 31, 2001	9,246,170	92	29,163	(114)	(4,022)	25,119
Stock option activity, including tax benefit	178,572	2	801	–	–	803
Employee Stock Purchase Plan activity	34,621	–	192	–	–	192
Employee restricted stock activity	(13,575)	–	(81)	107	–	26
Stock issued in conjunction with the acquisition of Synovis PE	140,434	2	1,115	–	–	1,117
Net and comprehensive income	–	–	–	–	3,041	3,041
Balance as of October 31, 2002	9,586,222	$ 96	$ 31,190	$ (7)	$ (981)	$ 30,298

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the fiscal years ended October 31,	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,041	$ 1,755	$ 589
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of equipment and leasehold improvements	1,508	1,134	1,040
Amortization of goodwill and other intangible assets	286	682	622
Provision for uncollectible accounts	78	29	48
Non-cash compensation	205	239	166
Deferred income taxes	3	189	214
Changes in operating assets and liabilities:			
Accounts receivable	(999)	(189)	(486)
Inventories	(2,440)	(840)	(1,350)
Other current assets	(94)	8	(36)
Accounts payable	938	436	32
Accrued expenses	823	197	203
Net cash provided by operating activities	3,349	3,640	1,042
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment and leasehold improvements	(2,253)	(1,365)	(714)
Purchase of Synovis PE, net of cash acquired (Note 2)	(620)	–	–
Purchase of Synovis MCA, net of cash acquired (Note 2)	–	(502)	–
Investments in patents and trademarks	(189)	(89)	(52)
Other	(20)	95	(106)
Net cash used in investing activities	(3,082)	(1,861)	(872)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds related to stock-based compensation plans	817	302	83
Repayment of capital lease obligations	(141)	(144)	(234)
Repayment of other long-term obligations	(167)	(150)	(135)
Repayment of debt in conjunction with the acquisition of Synovis MCA	–	(177)	–
Net cash provided by (used in) financing activities	509	(169)	(286)
Net change in cash and cash equivalents	776	1,610	(116)
Cash and cash equivalents at beginning of year	7,090	5,480	5,596
Cash and cash equivalents at end of year	$ 7,866	$ 7,090	$ 5,480

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Synovis Life Technologies, Inc. (Synovis or the Company) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market products for the surgical and interventional treatment of disease. Its business is conducted in two reportable segments, the surgical device business and the interventional business, with segmentation based upon similarities of the underlying business operations, products and markets of each.

The surgical device business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools that reduce risks of critical surgeries, lead to better patient outcomes and lower costs. The interventional business provides the services of concept development, engineering, rapid prototyping and manufacturing of complex micro-wire forms and polymer components used in many interventional devices in the cardiac rhythm management, neurostimulation and vascular markets.

Basis of Consolidation: The consolidated financial statements include the accounts of Synovis Life Technologies, Inc. and its wholly owned subsidiaries, Synovis Interventional Solutions, Inc., Synovis Micro Companies Alliance, Inc. and Synovis Caribe, Inc., after elimination of intercompany accounts and transactions.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents at October 31, 2002 and 2001 consisted primarily of commercial paper and one money market fund.

Inventories: Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out (FIFO) cost or market.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a three to seven year life and manufacturing equipment is depreciated over a five to 10 year life. Amortization of leasehold improvements is recorded on a straight-line basis over the life of the related facility leases or the estimated useful life of the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Income at the time of disposal. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill: In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 on November 1, 2001, and accordingly, goodwill is no longer amortized, but is reviewed annually for impairment. Please see Note 3 for additional goodwill information.

Other Intangible Assets: The Company's other intangible assets, primarily developed technology, patents, trademarks, and non-compete agreements pertaining to previous business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Please see Note 3 for additional intangible asset information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition: The Company's policy is to ship products to customers on FOB shipping point terms. The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected. The Company's sales policy does not allow sales returns.

Shipping and Handling: The Company records all amounts billed to customers in a sales transaction related to shipping and handling as net revenue. The Company records costs related to shipping and handling in cost of revenue.

Derivative Instruments and Hedging Activities: The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

Research and Development: Research and development costs are expensed as incurred.

Income Taxes: The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes (temporary differences). Temporary differences relate primarily to research and experimentation tax credit carryforwards, depreciation, non-compete obligations, and the carrying value of receivables and inventory.

Net Income Per Common Share: Basic earnings per share (EPS) is computed based on the weighted average number of common shares outstanding, while diluted EPS is computed based on the weighted average number of common shares outstanding adjusted by the weighted average number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under the Company's stock-based compensation plans, when their impact is not anti-dilutive.

New Accounting Pronouncements: In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

In September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying cost or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company will adopt SFAS No. 144 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. The Company will adopt SFAS 145 in fiscal 2003, and has determined it will not impact the Company's financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS 146 on January 1, 2003, and has determined it will not impact the Company's financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the fiscal 2001 and 2000 consolidated financial statements to conform with the fiscal 2002 presentation. These reclassifications had no effect on net income or earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS OF BUSINESSES:

On March 6, 2002, the Company purchased the stock of Emtech, Inc., a private company located in Lino Lakes, Minnesota, with manufacturing capabilities including polymer injection molding and computer numeric control (CNC) machining. The Company has changed this entity's name to Synovis Precision Engineering (Synovis PE), which will be operated as a division of the interventional business.

On July 6, 2001, the Company purchased the stock of Micro Companies Alliance, Inc., a company located in Birmingham, Alabama, that markets microsurgical products, including the Microvascular Anastomotic Coupler. This patented technology enables microsurgeons to perform anastomosis, the connection of small arteries or veins, faster, easier and without conventional sutures. The Company has changed this entity's name to Synovis Micro Companies Alliance, Inc. (Synovis MCA).

In connection with the acquisitions, assets purchased, liabilities assumed, common stock issued and cash consideration paid were as follows:

	Synovis PE	Synovis MCA
Assets Acquired:		
Cash	$ 395,000	$ –
Current assets	194,000	246,000
Equipment	1,267,000	18,000
Other intangible assets	–	1,192,000
Goodwill	–	567,000
	1,856,000	2,023,000
Liabilities Assumed:		
Current liabilities	236,000	143,000
Deferred income taxes	213,000	–
Long-term obligations	127,000	177,000
	1,280,000	1,703,000
Common stock issued	1,117,000	1,201,000
Cash consideration paid	$ 163,000	$ 502,000

Pertaining to the Synovis PE acquisition, the Company also paid an additional $852,000 for the land and building. A total of 140,434 shares were issued as part of the Synovis PE purchase transaction. Pertaining to the Synovis MCA acquisition, the Company will pay an earnout to the sole selling shareholder of Synovis MCA up to a cumulative total of $1.35 million based on 5% of related product revenues over a maximum period of 10 years from the date of acquisition which will recorded as additional goodwill. Intangible assets of $1,192,000 includes developed technology of $1,092,000 to be amortized on a straight-line method over an estimated useful life of 10 years, and a seven year non-compete agreement for $100,000 to be amortized on a straight-line basis over its term. A total of 181,819 shares were issued as part of the Synovis MCA purchase transaction.

As the Synovis PE acquisition occurred in early March 2002, Synovis PE's operating results for March through October 2002 are included in the Consolidated Statement of Income for the fiscal year ended October 31, 2002. The assets and liabilities acquired in the transaction are included in the Company's Consolidated Balance Sheet as of October 31, 2002 and the purchase transaction has been included in the Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2002.

As the MCA acquisition occurred in early July 2001, Synovis MCA's operating results from July through October 2001 are included in the Consolidated Statement of Income for the fiscal year ended October 31, 2001. The assets and liabilities acquired in the transaction are included in the Company's Consolidated Balance Sheet as of October 31, 2001 and the purchase transaction has been included in the Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2001.

Pro forma combined financial information for the fiscal years ended October 31, 2002, 2001 and 2000 have not been provided as the operating results of these acquisitions are not considered significant in relation to the Company's results for the fiscal years then ended.

3. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

As of October 31,	2002	2001
Accounts receivable, net:		
Trade receivables	$ 4,970,000	$ 3,946,000
Allowance for doubtful accounts	(155,000)	(111,000)
	$ 4,815,000	$ 3,835,000
Inventories:		
Raw materials	$ 1,902,000	$ 1,389,000
Work in process	2,617,000	1,974,000
Finished goods	2,849,000	1,535,000
	$ 7,368,000	$ 4,898,000
Equipment and leasehold improvements, net:		
Furniture, fixtures, and computer equipment	$ 4,594,000	$ 1,926,000
Manufacturing equipment	5,769,000	5,009,000
Leasehold improvements	2,798,000	2,060,000
Equipment in process	736,000	307,000
Manufacturing equipment under capital leases	474,000	147,000
Accumulated depreciation and leasehold improvement amortization	(5,928,000)	(4,411,000)
Accumulated amortization of capital leases	(35,000)	(44,000)
	$ 8,408,000	$ 4,994,000
Accrued expenses:		
Payroll, employee benefits and related taxes	$ 1,944,000	$ 1,331,000
Accrued income taxes	166,000	211,000
Other accrued expenses	832,000	468,000
	$ 2,942,000	$ 2,010,000

Supplemental Cash Flow Information: The Company paid interest of $45,000, $58,000 and $102,000 during fiscal 2002, 2001 and 2000, respectively. Income tax payments made by the Company totaled $1,461,000, $825,000 and $241,000 for the years ended October 31, 2002, 2001 and 2000, respectively. The Company recorded $308,000, $115,000 and $29,000 in accounts payable at October 31, 2002, 2001 and 2000, respectively, for equipment purchases made during the years then ended. During fiscal 2002, the Company purchased property and equipment totaling $358,000 under capital lease agreements. The Company issued 140,434 shares of its common stock in connection with the acquisition of Synovis PE in fiscal 2002 and 181,819 shares of its common stock in connection with the acquisition of Synovis MCA in fiscal 2001.

Supplemental Goodwill and Intangible Asset Information: The effect of implementing SFAS 142, adopted by the Company on November 1, 2001, on net income and diluted earnings per share:

Fiscal years ended October 31,	2002	2001	2000
Reported net income	$ 3,041,000	$ 1,755,000	$ 589,000
Addback:			
Goodwill amortization	–	370,000	370,000
Adjusted net income	$ 3,041,000	$ 2,125,000	$ 959,000
Diluted earnings per share:			
Reported net income	$ 0.31	$ 0.19	$ 0.07
Addback:			
Goodwill amortization	–	0.04	0.04
Adjusted net income	$ 0.31	$ 0.23	$ 0.11

The following is a summary of goodwill, net by business segment:

Goodwill as of October 31,	2002	2001
Interventional business	$ 4,093,000	$ 4,093,000
Surgical device business	720,000	697,000
	$ 4,813,000	$ 4,790,000

The $23,000 change in goodwill during fiscal 2002 was attributable to an earnout payment for $62,000 to the sole shareholder from a previous shareholder, partially offset by a tax benefit from tax deductible goodwill amounting to $39,000.

The following table summarizes the Company's amortized intangible assets:

As of October 31, 2002	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortized intangible assets:			
Patents and trademarks	$ 1,026,000	$ 293,000	14.1 years
Developed technology	1,102,000	149,000	10.0 years
Non-compete agreements	1,050,000	422,000	9.7 years
Total	$ 3,178,000	$ 864,000	

As of October 31, 2001	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortized intangible assets:			
Patents and trademarks	$ 837,000	$ 227,000	11.0 years
Developed technology	1,102,000	39,000	10.0 years
Non-compete agreements	1,050,000	312,000	9.7 years
Total	$ 2,989,000	$ 578,000	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for the assets listed above was $286,000 and $312,000 in fiscal 2002 and 2001, respectively. The estimated amortization expense for each of the next five years is approximately $286,000 per year.

4. SEGMENT INFORMATION:

The Company's operations, which are presently based mainly in Minnesota, are comprised of two segments, the surgical device business and the interventional business, based upon the similarities of the underlying business operations, products and markets of each. The Company evaluates the performance of its business segments and allocates resources based upon their respective current or future earnings contribution to the consolidated earnings of the Company or based on the segment's product research and development efforts in process at that time.

Fiscal years ended October 31,	2002	2001	2000
Net revenue:			
Surgical device business	$19,546,000	$15,737,000	$13,345,000
Interventional business	20,416,000	12,798,000	8,753,000
Total	39,962,000	28,535,000	22,098,000
Operating income:			
Surgical device business	2,387,000	1,653,000	702,000
Interventional business	2,163,000	973,000	177,000
Total	4,550,000	2,626,000	879,000
Depreciation and amortization:			
Surgical device business	706,000	702,000	668,000
Interventional business	1,088,000	1,114,000	994,000
Total	1,794,000	1,816,000	1,662,000
Capital expenditures:			
Surgical device business	657,000	212,000	215,000
Interventional business	2,143,000	1,268,000	528,000
Total	2,800,000	1,480,000	743,000
Identifiable assets:			
Surgical device business	25,440,000	21,042,000	17,806,000
Interventional business	11,173,000	7,866,000	6,997,000
Total	36,613,000	28,908,000	24,803,000

See Note 11 - Major Customers and Net Revenue by Geographic Area, for *additional information regarding concentrations.*

5. INCOME TAXES:

Provision for Income Taxes:

For the fiscal years ended October 31,	2002	2001	2000
Current:			
Federal	$ 1,381,000	$ 765,000	$ 215,000
State	160,000	74,000	23,000
	1,541,000	839,000	238,000
Deferred:			
Federal	2,000	188,000	207,000
State	1,000	1,000	7,000
	3,000	189,000	214,000
Total	$ 1,544,000	$ 1,028,000	$ 452,000

Reconciliation of Effective Income Tax Rate:

For the fiscal years ended October 31,	2002	2001	2000
Income before income taxes	$ 4,585,000	$ 2,783,000	$ 1,041,000
Statutory federal rate	$ 1,559,000	$ 946,000	$ 354,000
State taxes, net of federal benefit	73,000	42,000	20,000
Permanent differences	(1,000)	142,000	145,000
Research and experimentation credits	(100,000)	(60,000)	(60,000)
Other, net	13,000	(42,000)	(7,000)
Provision for income taxes	$ 1,544,000	$ 1,028,000	$ 452,000

Components of Deferred Tax Assets (Liabilities):

As of October 31,	2002	2001
Inventory	$ 147,000	$ 117,000
Other, net	241,000	106,000
Net current deferred tax assets	388,000	223,000
Credit carryforwards	–	217,000
Capital loss carryforwards	–	–
Depreciation	(364,000)	(164,000)
Non-compete obligation	233,000	243,000
Other, net	(29,000)	(75,000)
Less valuation allowance	–	–
Net long-term deferred tax (liabilities) assets	(160,000)	221,000
Net deferred tax assets	$ 228,000	$ 444,000

A tax benefit of $114,000 and $37,000 related to the exercise of stock options was recorded to additional paid-in capital in fiscal 2002 and 2001, respectively. There was no tax benefit related to the exercise of stock options during fiscal 2000. Management expects to fully utilize its remaining net deferred tax assets against future taxable income.

6. CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following:

As of October 31,	2002	2001
Capital leases, present value ($507,000 less interest of $33,000)	$ 474,000	$ 15,000
Contractual obligations to landlord	15,000	99,000
Contractual obligation to former shareholder of Synovis Interventional Solutions	195,000	278,000
	684,000	392,000
Current portion	(362,000)	(182,000)
	$ 322,000	$ 210,000

The Company is the lessee of certain machinery and equipment under capital lease obligations expiring through 2005. Assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service. Interest rates on the capitalized lease range from 5.9% to 9.7% and are imputed based on the lessor's implicit rate of return.

The contractual obligations to the landlord relate to leasehold improvements and are payable in monthly installments of $8,000 through December 2002. The obligations were financed at fixed interest rates ranging from 10% to 12%.

The contractual obligation to a former shareholder of Synovis Interventional Solutions is payable in monthly installments of $8,000 through October 2004. The interest was imputed based on the Company's borrowing rate of 10% at the time the obligation was consummated.

Aggregate maturities of capital leases and long-term obligations are as follows:

Fiscal years ended October 31,	Amount
2003	$ 362,000
2004	279,000
2005	43,000
	$ 684,000

7. COMMITMENTS:

Operating Leases: The Company is committed under non-cancelable operating leases for the rental of its office and production facilities. At October 31, 2002, the remaining terms on the leases range from two to seven years. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $606,000, $613,000 and $597,000 for the years ended October 31, 2002, 2001 and 2000, respectively.

As of October 31, 2002, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:

Fiscal years ended October 31,	
2003	$ 591,000
2004	791,000
2005	807,000
2006	848,000
2007	850,000
Future obligations	885,000
	$ 4,772,000

Royalties: The Company is obligated for the payment of royalties as follows:

- 5% on net sales of Peri-Strips and Peri-Strips Dry until the expiration of the related patents through May 2015.
- 5% on net sales of the Microvascular Anastomotic Coupler until the expiration of the related patents through April 2007.
- 5% on net sales of interventional business products using certain steerable stylet technology for cardiac applications through 2017 to a maximum of $150,000.

Royalty expense was approximately $414,000, $300,000 and $204,000 for the years ended October 31, 2002, 2001 and 2000, respectively, and is included in cost of revenue.

8. SHAREHOLDERS' EQUITY:

Authorized Shares: The Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shareholder Rights Plan: In June 1996, the Company's Board of Directors declared a dividend distribution of one common stock purchase right (Right) for each outstanding share of the Company's common stock on July 15, 1996. The Company also entered into a Rights Agreement governing the terms of the Rights, and each share of common stock issued subsequent to July 15, 1996 has been issued with an attached Right pursuant to the terms of the Rights Agreement.

Upon exercise, each Right entitles the holder thereof to purchase one-tenth of a share of common stock at a purchase price currently set at $6.00 per share, subject to adjustment to reflect the value of the Company following the spin-off of Vital Images, Inc. Upon the occurrence of certain events in connection with: (i) a person or group acquiring 15% or more of the Company's outstanding common stock; (ii) a third party announcing an offer to purchase a 15% or greater stake in the Company; or (iii) the Board of Directors declaring a person to be an "adverse person" based upon such person being a holder of 10% or more of the Company's outstanding stock and the Board's belief that such person's shares were acquired for short-term financial gain or that the shareholder might otherwise adversely affect the Company's business or prospects, the Rights become exercisable and entitle each holder thereof (other than the acquiring person or "adverse person") to purchase, for a price equal to 10 times the then-current purchase price of the Right, shares of common stock (or other securities of the Company) or equity securities of the acquiring company, as the case may be, having a market value equal to 20 times the then-current purchase price of the Right. In general, the Company is entitled to redeem the Rights in whole at a price of $.001 per Right (payable in cash, stock, or other consideration deemed appropriate by the Board of Directors) prior to the first to occur of any such events. Each Right will expire on June 11, 2006, if not previously redeemed or exercised.

Stock-Based Compensation: The Company has various stock award and stock option plans and an employee stock purchase plan (ESPP). Under the stock award and stock option plans, the Company is authorized to grant up to 2,363,112 shares of its common stock for issuance under these plans. At October 31, 2002, 430,866 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its employees. At October 31, 2002, a total of 161,296 shares remained available for issuance under the ESPP.

The Company has also reserved 122,860 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

The Company applies Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock-based compensation plans, when applicable, but has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro forma disclosures regarding the Company's stock-based compensation plans.

Stock Awards: Prior to fiscal 2001, the Company granted awards of common stock to employees and non-employees, with vesting periods ranging from one to five years. These awards of common stock are subject to forfeiture if employment or service terminates prior to the end of the prescribed periods. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapses. For individual tax purposes, an employee may have the Company buy back the number of shares which would allow the employee to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 8,127, 13,889 and 13,941 during fiscal 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock awards granted to employees is summarized as follows:

	Unearned Stock Awards Balance	Unearned Stock Awards Shares	Market Value at Grant
Balance as of October 31, 1999	$ 546,000	150,262	$ 2.69 - $ 5.13
Granted	42,000	15,697	2.09 - 4.44
Earned	(183,000)	(48,544)	2.59 - 5.13
Cancelled / Forfeited	(124,000)	(42,078)	2.09 - 5.06
Balance as of October 31, 2000	281,000	75,337	2.69 - 5.13
Granted	-	-	- -
Earned	(161,000)	(42,753)	2.69 - 4.92
Cancelled / Forfeited	(6,000)	(1,073)	5.13 - 5.13
Balance as of October 31, 2001	114,000	31,511	2.69 - 4.00
Granted	-	-	- -
Earned	(98,000)	(23,830)	2.69 - 4.00
Cancelled / Forfeited	(9,000)	(5,448)	3.00 - 3.63
Balance as of October 31, 2002	$ 7,000	2,233	$ 3.00 - $ 3.00

Shares of common stock have also been awarded to certain medical professionals as compensation for services and totaled 6,000 shares in fiscal 2000. The weighted average market value at grant date for stock awards in fiscal 2000 was $3.61. There were no stock awards granted to employees or non-employees during fiscal 2001 and 2002.

Stock Options: The exercise price of each stock option generally equals 100% of the market price of the Company's stock on the date of grant and has a maximum term of up to 10 years. Employee option grants generally vest ratably over one to five years, while options granted to non-employee directors of the Company generally vest ratably over three years. A summary of the status of the Company's stock options for the years ended October 31 is as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,358,035	$ 4.80	1,229,517	$ 4.54	1,371,804	$ 4.51
Granted	186,101	7.47	336,297	5.46	148,402	3.97
Exercised	(178,572)	3.86	(72,048)	3.42	(26,419)	3.43
Cancelled	(92,738)	4.43	(135,731)	4.80	(264,270)	4.15
Outstanding at end of year	1,272,826	$ 5.34	1,358,035	$ 4.80	1,229,517	$ 4.54
Options exercisable at end of year	995,911	$ 5.10	969,253	$ 4.83	792,348	$ 4.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarized information about stock options outstanding at October 31, 2002:

Exercisable Range of Prices	Number of Options Outstanding	Weighted Average Exercise Price of Options	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price of Options
$ 2.00 - $ 3.86	266,433	$ 3.36	3.49	213,583	$ 3.44
4.05 - 4.63	304,810	4.40	4.54	263,610	4.38
4.75 - 5.44	255,211	5.04	3.51	241,211	5.03
5.90 - 7.62	283,294	6.60	4.80	194,429	6.32
7.72 - 12.21	163,078	8.65	4.24	83,078	9.04
$ 2.00 - $ 12.21	1,272,826	$ 5.34	4.13	995,911	$ 5.10

Employee Stock Purchase Plan: The Company sponsors an Employee Stock Purchase Plan (ESPP) under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deductions. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 34,621, 32,204 and 26,331 shares purchased through the ESPP in fiscal 2002, 2001 and 2000, respectively.

For the years ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:

	2002	2001	2000
Employee	$ 107,000	$ 162,000	$ 183,000
Non-employee	1,000	7,000	15,000
Total	$ 108,000	$ 169,000	$ 198,000

SFAS No. 123 Disclosure: Had compensation expense for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates consistent with SFAS No. 123, the Company's net income and income per share would have changed to the pro forma amounts indicated below for the fiscal years ended October 31:

	2002	2001	2000
Net income			
As reported	$ 3,041,000	$ 1,755,000	$ 589,000
Pro forma	2,577,000	1,125,000	292,000
Basic income per share			
As reported	0.32	0.19	0.07
Pro forma	0.27	0.12	0.03
Diluted income per share			
As reported	0.31	0.19	0.07
Pro forma	0.26	0.12	0.03

The pro forma information includes stock options granted and purchases under the ESPP in fiscal 2002, 2001 and 2000. The weighted average fair value per option granted during 2002, 2001 and 2000 was $2.17, $1.55 and $0.86, respectively, for the ESPP and $4.09, $3.40 and $3.33, respectively, for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options includes the 15% purchase discount. The fair value of all other options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended October 31:

	2002	2001	2000
Expected option term	5.0 years	5.0 years	5.0 years
Expected volatility factor	78%	80%	81%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.60%	5.08%	6.26%

9. EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted shares outstanding for the fiscal years ended October 31:

	2002	2001	2000
Numerator:			
Net income	$ 3,041,000	$ 1,755,000	$ 589,000
Denominator:			
Denominator for basic earnings per share – weighted average common shares	9,434,640	9,036,833	8,906,678
Effect of dilutive securities:			
Shares associated with deferred compensation	2,233	31,511	75,337
Shares associated with option plans	411,867	295,203	59,436
Dilutive potential common shares	414,100	326,714	134,773
Denominator for diluted earnings per share – weighted average common shares and dilutive potential common shares	9,848,740	9,363,547	9,041,451

Stock options outstanding with exercise prices greater than the average market price of the Company's common stock totaled 136,049, 192,136 and 904,370 options for fiscal years ended October 31, 2002, 2001 and 2000, respectively.

10. EMPLOYEE BENEFIT PLAN:

Salary Reduction Plan: The Company sponsors a salary reduction plan for all eligible employees who qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount. In fiscal 2002, the Company made a discretionary matching contribution of $38,000 to employee participants in the plan. No matching contributions were made in prior years.

11. MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area as of and for the years ended October 31:

	2002	2001	2000
Percent of Accounts Receivable by Significant Customers:			
A.	17%	18%	24%
B.	9%	10%	16%
C.	12%	6%	5%
D.	8%	6%	9%

	2002	2001	2000
Percent of Net Revenue by Significant Customers:			
A.	30%	25%	23%
B.	12%	15%	16%
C.	9%	7%	4%
D.	8%	9%	9%

	2002	2001	2000
International Net Revenues by Geographic Area:			
Europe	$ 2,615,000	$ 2,341,000	$ 2,198,000
Asia and Pacific region	687,000	552,000	761,000
Canada	335,000	305,000	310,000
Other	151,000	135,000	119,000
Total	$ 3,788,000	$ 3,333,000	$ 3,388,000
Percent of total net revenue	9%	12%	15%

The Company does not require collateral from its customers to support their accounts receivable. Customers A and C are customers of the interventional business and customers B and D are customers of the surgical device business. The Company's international revenues are primarily generated from the surgical device segment. All of the Company's long-lived assets are located in the United States.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SYNOVIS LIFE TECHNOLOGIES, INC.

We have audited the accompanying consolidated balance sheets of Synovis Life Technologies, Inc. and subsidiaries (the Company) as of October 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended October 31, 2000 was audited by other auditors whose report, dated December 1, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synovis Life Technologies, Inc. and subsidiaries as of October 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
November 27, 2002

QUARTERLY DATA

QUARTERLY RESULTS

Fiscal 2002 (unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 8,029,000	$ 9,484,000	$10,679,000	$11,770,000
Gross margin	4,004,000	4,662,000	4,960,000	5,378,000
Operating income	752,000	1,165,000	1,327,000	1,306,000
Net income	502,000	766,000	895,000	878,000
Basic earnings per share	0.05	0.08	0.09	0.09
Diluted earnings per share	0.05	0.08	0.09	0.09

Fiscal 2001 (unaudited)				
Net revenue	$ 6,306,000	$ 7,156,000	$ 7,125,000	$ 7,948,000
Gross margin	3,145,000	3,556,000	3,564,000	3,710,000
Operating income	500,000	689,000	757,000	680,000
Net income	333,000	447,000	503,000	472,000
Basic earnings per share	0.04	0.05	0.06	0.05
Diluted earnings per share	0.04	0.05	0.05	0.05

Quarterly calculations of net income per share are made independently during the fiscal year.

COMMON STOCK INFORMATION

Price Range

The Company's common stock is currently traded on the Nasdaq National Market under the symbol "SYNO." The following table sets forth, for each of the fiscal periods indicated, the range of high and low closing sale prices per share as reported by the Nasdaq National Market. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.

	2002		2001	
Quarter Ended	High	Low	High	Low
January 31	$ 8.360	$ 5.960	$ 5.938	$ 3.969
April 30	9.090	6.750	6.063	4.260
July 31	8.749	6.560	8.750	5.250
October 31	8.390	6.549	9.250	4.250

Dividends

The Company has not declared or paid any cash dividends on its common stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 2002, there were approximately 5,500 beneficial owners and 1,000 registered shareholders of the Company's common stock.

OFFICERS

Karen Gilles Larson
President and Chief Executive Officer

Fariborz Boor Boor
President and Chief Operating Officer
Synovis Interventional Solutions, Inc.

David A. Buché
Vice President of Marketing and Sales
Synovis Surgical Innovations

Michael K. Campbell
President
Synovis Micro Companies Alliance, Inc.

Mary L. Frick
Vice President of Regulatory Affairs, Quality Assurance and Clinical Affairs

Evan S. Johnston
Vice President of Operations
Synovis Surgical Innovations

Connie L. Magnuson
Vice President of Finance, Chief Financial Officer and Corporate Secretary

B. Nicholas Oray, Ph.D.
Vice President of Research and Development
Synovis Surgical Innovations

CORPORATE INFORMATION

HEADQUARTERS

Synovis Life Technologies, Inc.
2575 University Ave. W.
St. Paul, Minnesota 55114-1024
(651) 603-3700 • (651) 642-9018 (fax)
synovislife.com

Surgical Business Locations

Synovis Surgical Innovations
St. Paul, Minnesota

Synovis Micro Companies Alliance
Birmingham, Alabama

Interventional Business Locations

Synovis Interventional Solutions
Lino Lakes, Minnesota
Dorado, Puerto Rico

Synovis Precision Engineering
Lino Lakes, Minnesota

TRANSFER AGENT AND REGISTRAR

For change of name or address, or to replace lost stock certificates, write:

American Stock Transfer and
Trust Company
59 Maiden Lane
New York, New York 10007
(800) 937-5449

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Minneapolis, Minnesota

CORPORATE COUNSEL

Winthrop & Weinstine
Minneapolis, Minnesota

INVESTOR RELATIONS COUNSEL

Padilla Speer Beardsley Inc.
Minneapolis, Minnesota

FORM 10-K

A copy of the Company's latest Form 10-K Annual Report, excluding exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge to shareholders upon written request to:

Chief Financial Officer
Synovis Life Technologies, Inc.
2575 University Ave. W.
St. Paul, Minnesota 55114-1024

ANNUAL MEETING

The annual meeting of the shareholders of Synovis Life Technologies, Inc. will be held on Tuesday, February 25, 2003, at 3:45 p.m. at The Minneapolis Club, Minneapolis, Minnesota.

BOARD OF DIRECTORS

Timothy M. Scanlan
Chairman of the Board
President and Chief Executive Officer,
Scanlan Group of Companies
Director since 1997
Chairman of Nominating Committee

Karen Gilles Larson
President and Chief Executive Officer,
Synovis Life Technologies, Inc.
Director since 1997

William G. Kobi
President and Chief Executive Officer,
Acumen Healthcare Solutions, Inc.
Director since 1998
Member of Audit, Compensation and Nominating Committees

Richard W. Perkins
President and Chief Executive Officer,
Perkins Capital Management, Inc.
Director since 1987
Chairman of Compensation Committee and Member of Nominating Committee

Anton R. Potami
President and Chief Executive Officer,
William E. Norris Institute
Director since 1997
Member of Audit, Compensation and Nominating Committees

Edward E. Strickland
Financial Consultant
Director since 1988
Chairman of Audit Committee and Member of Nominating Committee

Synovis™
Life Technologies

2575 University Ave. W.
St. Paul, MN 55114-1024 USA
651.603.3700 800.255.4018
651.642.9018 (fax)
synovislife.com